TATA

Fax No.001 202 2727050
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49

October 29, 2003
Sc-15729

Dear Sirs,

Tata Motors Limited (formerly Tata Engineering and Locomotive Co. Ltd.)
"File No.82-3768" - Information furnished pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "Pursuant to Clause 41 of the Listing Agreement with The Stock Exchange, Mumbai, please find enclosed the Unaudited Quarterly/half-yearly financial results of the Company for the period ended September 30, 2003 alongwith the 'Limited Review' Report by the Auditors for the said period."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl:

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

TATA

For immediate use **PRESS RELEASE**

Mumbai, October 29, 2003

Q II Revenues up 47%. PAT up 251%
Gains in sales volumes and market share

II Quarter

In the continued buoyant market conditions, Tata Motors reported revenues (net of excise) of Rs.3176.60 crores for the quarter ended September 30, 2003, an increase of 47.1% over Rs.2159.16 crores in the second quarter last year. The Profit Before Tax stood at Rs.328.52 crores as compared to Rs.107.91 crores in the same period last year, an increase of 204%. Operating margins (net of excise) at 13.8% continued to improve due to higher sales volumes and better operational efficiencies. Profit After Tax for the second quarter, after provision of Rs.121.84 crores towards current and deferred tax, stood at Rs.206.68 crores, as compared to Rs.58.80 crores in the second quarter of last year, an increase of 251%.

Half Year

The Company's revenues (net of excise) at the end of the first half of the year 2003-04 improved by 45.3% to Rs.5677.52 crores (Previous year - Rs.3906.89 crores). The Profit Before Tax for the first half of the year was Rs.492.19 crores as compared to Rs.146.76 crores in the same period last year, an increase of 235%. The Profit After Tax for the first half of the year was Rs.306.9 crores, compared to Rs.86.83 crores in the same period last year, an increase of 254%.

The Company recorded significant increases in sales volumes across all product groups. Commercial Vehicle sales in the domestic market in the first half were 64131 nos., an increase of 42.8% (44920 nos. last year). The Company improved its market share from 54% to 58.5% in this period. Passenger Vehicle sales were 66973 nos., an increase of 44% over 46525 vehicles sold in the first half of last year. The Company's market share in Passenger Vehicles increased to 16.2% from 13.8% in the first half of last year. The Indigo registered a sale of 13238 nos. in the first half of the year and with sales of 20051 nos. since its launch, has remained at the top of its segment with a market share of 27%. Utility Vehicle sales at 13854 nos. grew 20.3% (11520 nos. in the first half last year).

Export volumes at 7417 nos. grew 67.5% over the corresponding period last year (4429 nos.).

The Un-audited Financial Results for the quarter and six months ended September 2003 are enclosed.

- Ends –

Issued by:
V Krishnan, V. P. (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: vkrishnan@tatamotors.com
www.tatamotors.com

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2003

	Particulars		Quarter ended September 30,		Six months ended September 30,		Year Ended March 31, 2003
			2003	2002	2003	2002	(Audited)
(A)							
1	Vehicle Sales:(in Nos.)						
	Commercial vehicles		37426	23719	64131	44920	106194
	Passenger Cars and Utility vehicles		36855	28969	66973	46525	104155
	Exports		3844	2420	7417	4429	9510
			78125	55108	138521	95874	219859
2	Vehicle Production:(in Nos.)						
	Commercial vehicles		41243	24654	67099	48356	116155
	Passenger Cars and Utility vehicles		39017	29501	70690	47874	107304
			80260	54155	137789	96230	223459
3	Export Turnover (at F.O.B. value)	Rs. Crores	185.92	110.32	352.26	218.78	458.07
		US $ M	41.03	22.80	76.83	45.22	95.45
(B)			(Rupees Crores)				
1	**Net Sales/Income from operations**		3,763.23	2,573.64	6,685.93	4,660.88	10,837.01
2	Total Expenditure						
	(a) (Increase) / Decrease in stock in trade and work in progress		(57.69)	49.09	12.36	(18.52)	(119.74)
	(b) Consumption of Raw Materials & Components		2,127.01	1,294.53	3,653.66	2,424.87	5,699.58
	(c) Staff Cost		215.15	176.03	400.74	338.99	720.37
	(d) Excise Duty		586.63	414.48	1,008.41	753.99	1,743.79
	(e) Other expenditure		453.25	378.43	840.31	699.05	1,653.60
	(f) Sub Total 2(a) to 2(e)		3,324.35	2,312.56	5,915.48	4,198.38	9,697.60
3	**Operating Profit [1-2]**		438.88	261.08	770.45	462.50	1,139.41
4	Other Income		22.78	3.99	33.27	10.93	18.04
5	Interest						
	(a) Gross Interest		46.95	83.10	105.63	168.91	319.87
	(b) Capitalisation of Interest and other receipts		(20.96)	(15.93)	(25.85)	(21.71)	(40.92)
	(c) Net Interest		25.99	67.17	79.78	147.20	278.95
6	Product Development expenses/Amortisation		11.10	-	22.54	-	2.62
7	Depreciation		93.19	89.99	186.20	179.47	359.51
8	**Profit before extraordinary/exceptional items [3+4-5-6-7]**		331.38	107.91	515.20	146.76	516.37
9	Extraordinary/Exceptional Items						
	(a) Provision/(Write back) for Contingencies		-	-	-	-	(20.00)
	(b) Employee Separation Cost (Note 5)		2.86	-	23.01	-	-
	(c) Provision for diminution in value of investments		-	-	-	-	26.00
	(d) Sub Total 9(a) to 9(c)		2.86	-	23.01	-	6.00
10	**Profit Before Tax [8-9]**		328.52	107.91	492.19	146.76	510.37
11	Less: Provision for Taxation						
	(a) Current Tax		23.57	5.60	36.15	5.60	28.25
	Provision for Earlier Years Written Back		-	-	-	-	(8.54)
	(b) Deferred Tax		98.27	43.51	149.05	54.33	181.78
	Provision for Deferred Tax for Earlier Years		-	-	-	-	8.77
	(c) Sub Total of 11(a) and 11(b)		121.84	49.11	185.20	59.93	210.26
12	**Profit After Tax [10-11]**		206.68	58.80	306.99	86.83	300.11
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		320.64	319.82	320.64	319.82	319.83
14	Reserves excluding Revaluation Reserve						2,277.33
15	Basic EPS (not annualised)	Rupees	6.45	1.84	9.59	2.72	9.38
	Diluted EPS (not annualised)	Rupees	6.25	1.82	9.28	2.69	9.22
16	Aggregate of Non-Promoter Shareholding						
	- Number of Shares		217689135	216776825	217689135	216776825	216776927
	- Percentage of shareholding		67.90%	67.79%	67.90%	67.79%	67.79%

Notes:-

1) The name of the Company has been changed from Tata Engineering and Locomotive Company Limited to Tata Motors Limited with effect from July 29, 2003.

2) During the quarter, 814,208 Ordinary Shares of Rs. 10/- each at a premium of Rs. 110/- were allotted consequent upon exercise of warrants.

3) (a) During the quarter, the Company has issued Foreign Currency Convertible Bonds (FCCB) amounting to US $ 100 Million (Rs.461.56 Crores), which will be due for redemption on July 31,2008. The bondholders have an option for conversion into Ordinary Shares or Global Depository Shares, at the rate of Rs. 250.745 per Share at any time after September 11, 2003 and upto July 1, 2008. Further, the Company has an option for redemption of these notes at any time on or after July 31, 2006, subject to certain conditions.

(b) An amount of Rs. 11.89 Crores paid in the half year ended September 30, 2003, towards FCCB issue expenses and Rs. 2.62 Crores towards prorata provision for premium on redemption of FCCB, has been debited to Securities Premium Account.

(c) Out of the net proceeds from the FCCB issue, an amount of Rs. 222.03 Crores has been utilised towards Capital expenditure, Product development expenses and Prepayment of loans. In the interim, pending deployment, the balance of Rs. 228 Crores is being utilised for working capital and is invested in debt funds.

4) An amount of Rs. 31.62 Crores paid in the half year ended September 30, 2003, towards premium on the early redemption of Debentures aggregating Rs. 208 Crores, has been debited to Securities Premium Account.

5) As per the Accounting Standard on 'Intangible Assets' (AS-26), which has become effective from April 1, 2003, the Company has written off cost incurred after March 31, 2003, under the 'Employee Separation Scheme'. The past practice was to treat such cost as deferred revenue expenditure and to amortise the same over a period of 24 to 84 months. Consequently, Employee Separation Cost is higher and profit before tax is lower by Rs. 2.04 Crores and Rs. 21.95 Crores for the quarter and half year, respectively.

6) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles, which are considered to constitute a single segment.

7) Following is the status on utilisation of proceeds of issues of the Rights - Convertible and Non - Convertible Debentures (including proceeds on warrants to be exercised) of Rs. 979 Crores, and internal accrual of Rs.328 Crores:

	Particulars	Planned in the financial year 2001-02 to 2003-04 (Rs. Crores)	Actual upto September 30, 2003 (Rs. Crores)
(a)	Capital expenditure, Product development expenditure and Strategic investment	780	576
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	1136

8)

Details of Investor Complaints:	No. of Complaints
Pending as on 01.07.2003	5
Received during the quarter ended 30.09.2003	747
Disposed off during the quarter ended 30.09.2003	751
Unresolved at the end of the quarter ended 30.09.2003, which has been resolved as of date.	1

9) The Statutory Auditors have carried out a Limited Review of the results stated in (B) above for the quarter/six months ended September 30, 2003.

10) Figures for the previous periods have been regrouped/reclassified wherever necessary, to make them comparable.

The above results have been reviewed by the Audit Committee of the Board. They were taken on record by the Board of Directors at its meeting held on October 29, 2003.

Tata Motors Limited

RATAN N TATA
Chairman

Mumbai, October 29, 2003